1(212) 318-6053

keithpisani@paulhastings.com

October 29, 2015

VIA EDGAR

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Associated Capital Group, Inc.

Amendment No. 4 to Form 10-12B

Filed October 21, 2015

File No. 1-37387

Dear Mr. Windsor:

On behalf of our client, Associated Capital Group, Inc. (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated October 29, 2015, with respect to the above-referenced registration statement (the “Form 10”), including the Information Statement filed as Exhibit 99.1 to the Form 10 (the “Information Statement”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 5 to the Form 10 (“Amendment No. 5).

We have reproduced each of the Staff’s comments below in italics and have provided the Company’s response below each comment.  Page number references in the responses below are to the Information Statement included in Amendment No. 5.

Exhibit 99.1

Risk Factors, page 19

After the separation, certain of our directors and officers…, page 19

1.                                      Please revise this section to disclose that Section 8.2 of your charter states that anyone who receives or purchases your shares is deemed to have consented to the corporate opportunity policy embodied in Article VIII of the charter. Please also make similar changes to your disclosure on page 98.

The Company has revised the disclosure on pages 19, 99 and 101 of the Information Statement in response to the Staff’s comment.

October 29, 2015

*              *              *              *              *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 318-6053 or Michael L. Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani

Enclosures

cc:                                Kevin Handwerker, GAMCO Investors, Inc.

Kieran Caterina, Associated Capital Group, Inc.

Michael L. Zuppone, Esq., Paul Hastings LLP